Exhibit 99.1

November 14, 2013

Press release

Turquoise Hill announces first quarter 2014 production and provides update on project financing

VANCOUVER, CANADA – Turquoise Hill Resources today announced the first quarter 2014 production for Oyu Tolgoi and provided an update on project financing.

Production at Oyu Tolgoi in Q1‘14 was heavily impacted by post commissioning issues, including rake blade failure in both of the tailings thickeners, which caused the shutdown of one production line for approximately seven weeks. Repairs to the rakes have been completed and full production recommenced in late March. The concentrator also completed a number of major planned shutdowns in Q1’14, including ball mill relines and the first concave change in the primary crusher.

Copper and gold head grades increased in Q1’14 as the mine deepened. These higher grades combined with ongoing improvement initiatives led to improved copper and gold recoveries during the quarter. Also during March 2014, Oyu Tolgoi processed small volumes of ore from the high grade areas of the gold core.

Concentrate sales continue to accelerate and are matching current production. During the second half of 2014, Oyu Tolgoi is expected to drawdown inventory. Oyu Tolgoi will monitor production levels and if necessary, match them to meet customer requirements, with the goal of returning to more normal levels of inventory by the end of 2014.

Oyu Tolgoi expects to produce 135,000 to 160,000 tonnes of copper and 600,000 to 700,000 ounces of gold in concentrates for 2014.

Update on Project Financing

All parties agreed to send requests to the project finance lenders to extend the commitment letters for the financing of the underground development at Oyu Tolgoi to September 30, 2014.

Kay Priestly, Turquoise Hill Chief Executive Officer, said, “All parties remain committed to the underground development of Oyu Tolgoi and to resolving the outstanding shareholder issues. Constructive discussions between all parties have resulted in significant progress being made in resolving the issues, and those discussions are continuing.”

Turquoise Hill Resources Ltd. Suite 354 – 200 Granville Street Vancouver, British Columbia Canada V6C 1S4 T 604 688 5755

www.turquoisehill.com

Oyu Tolgoi Production Data All data represents full production and sales on a 100% basis	1H 2013	3Q 2013	4Q 2013	1Q 2014	Full Year 2013
Open pit material mined (‘000 tonnes)	37,925	12,151	21,956	21,621	72,032
Ore Treated (‘000 tonnes)	4,430	8,052	7,835	5,560	20,317
Average mill head grades:
Copper (%)	0.42	0.47	0.49	0.52	0.47
Gold (g/t)	0.27	0.36	0.41	0.49	0.36
Silver (g/t)	1.31	1.39	1.44	1.52	1.39
Copper concentrates produced (‘000 tonnes)	50.2	110.3	129.5	102.9	290.0
Average concentrate grade (% Cu)	26.1	27.7	25.4	24.6	26.4
Production of metals in concentrates:
Copper in concentrates (‘000 tonnes)	13.1	30.6	32.9	25.3	76.7
Gold in concentrates (‘000 ounces)	21	62	74	66	157
Silver in concentrates (‘000 ounces)	85	196	208	163	489
Sales of metals in concentrates:
Copper in concentrates (‘000 tonnes)	—	—	6.1	13.1	6.1
Gold in concentrates (‘000 ounces)	—	—	10	28	10
Silver in concentrates (‘000 ounces)	—	—	36	78	36
Metal recovery (%)
Copper	73.2	81.7	86.4	87.9	81.6
Gold	56.7	66.3	71.2	75.5	66.1
Silver	47.8	54.9	57.2	59.3	54.2

About Turquoise Hill Resources

Turquoise Hill Resources (NYSE, NASDAQ & TSX: TRQ) is an international mining company focused on copper, gold and coal mines in the Asia Pacific region. The Company’s primary operation is its 66% interest in the Oyu Tolgoi copper-gold-silver mine in southern Mongolia. Turquoise Hill also holds a 56% interest in Mongolian coal miner SouthGobi Resources (TSX: SGQ; HK: 1878).

Contacts

Investors	Media
Jessica Largent Office: +1 604 648 3957 Email: jessica.largent@turquoisehill.com	Tony Shaffer Office: +1 604 648 3934 Email: tony.shaffer@turquoisehill.com

Follow us on Twitter @TurquoiseHillRe

Forward-looking statements

Certain statements made herein, including statements relating to matters that are not historical facts and statements of the Company’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking information and statements relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “could”, “should”, “expect”, “seek”, “may”, “intend”, “likely”, “plan”, “estimate”, “will”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements respecting anticipated business activities; planned expenditures; corporate strategies; and other statements that are not historical facts.

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Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such statements or information. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which the Company will operate in the future, including the price of copper, gold and silver, anticipated capital and operating costs, anticipated future production and cash flows, the ability to complete the disposition of certain of its non-core assets, the ability and timing to complete project financing and/or secure other financing on acceptable terms, and the evolution of discussions with the Government of Mongolia on a range of issues including the implementation of the Investment Agreement, project development costs, operating budgets, management fees and governance and the existence or filing of legal proceedings against the Company and its officers and directors. Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements and information include, among others, copper, gold and silver price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), activities by governmental authorities, currency fluctuations, the speculative nature of mineral exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements, capital and operating costs for the construction and operation of the Oyu Tolgoi mine and defective title to mineral claims or property. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. All such forward-looking information and statements are based on certain assumptions and analyses made by the Company’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements.

With respect to specific forward-looking information concerning the construction and development of the Oyu Tolgoi mine, the Company has based its assumptions and analyses on certain factors which are inherently uncertain. Uncertainties and assumptions include, among others: the timing and cost of the construction and expansion of mining and processing facilities; the impact of the decision announced by the Company to delay the funding and development of the Oyu Tolgoi underground mine pending resolution of outstanding issues with the Government of Mongolia associated with the development and operation of the Oyu Tolgoi mine and to satisfy all conditions precedent to the availability of Oyu Tolgoi Project Financing; the impact of changes in, changes in interpretation to or changes in enforcement of, laws, regulations and government practices in Mongolia; the availability and cost of skilled labour and transportation; the availability and cost of appropriate smelting and refining arrangements; the obtaining of (and the terms and timing of obtaining) necessary environmental and other government approvals, consents and permits; the availability of funding on reasonable terms; the timing and availability of a long-term power source for the Oyu Tolgoi mine; delays, and the costs which would result from delays, in the development of the underground mine (which could significantly exceed those projected in the 2013 Oyu Tolgoi Technical Report); projected copper, gold and silver prices and demand; and production estimates and the anticipated yearly production of copper, gold and silver at the Oyu Tolgoi mine.

The cost, timing and complexities of mine construction and development are increased by the remote location of a property such as the Oyu Tolgoi mine. It is common in new mining operations and in the development or expansion of existing facilities to experience unexpected problems and delays during development, construction and mine start-up. Additionally, although the Oyu Tolgoi mine has achieved commercial production, there is no assurance that future development activities will result in profitable mining operations. In addition, funding and development of the underground component of the Oyu Tolgoi mine have been delayed until matters with the Government of Mongolian can be resolved and a new timetable agreed. These delays can impact project economics.

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The Company’s MD&A also contains references to estimates of mineral reserves and mineral resources. The estimation of reserves and resources is inherently uncertain and involves subjective judgments about many relevant factors. The mineral resource estimates contained therein are inclusive of mineral reserves. Further, mineral resources that are not mineral reserves do not have demonstrated economic viability. The accuracy of any such estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation (including future production from the Oyu Tolgoi mine, the anticipated tonnages and grades that will be achieved or the indicated level of recovery that will be realized), which may prove to be unreliable. There can be no assurance that these estimates will be accurate or that such mineral reserves and mineral resources can be mined or processed profitably. See the discussion under the headings “Language Regarding Reserves and Resources” and “Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources” in the Company’s MD&A filed on SEDAR and EDGAR.

Readers are cautioned not to place undue reliance on forward-looking information or statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Events or circumstances could cause the Company’s actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are included in the “Risk Factors” section in the Company’s Annual Information Form dated as of March 26, 2014 in respect of the year ended December 31, 2013 (the “AIF”).

Readers are further cautioned that the list of factors enumerated in the “Risk Factors” section of the AIF that may affect future results is not exhaustive. When relying on the Company’s forward-looking information and statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking information and statements herein are made as of the date hereof and Turquoise Hill does not undertake any obligation to update or to revise any of the included forward-looking information or statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking information and statements contained herein are expressly qualified by the cautionary statement.

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